

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2017

Elliot M. Maza
Chief Executive Officer
Immune Pharmaceuticals Inc.
550 Sylvan Avenue
Englewood Cliffs, NJ 07632

> **Re: Immune Pharmaceuticals Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed October 16, 2017**
> **File No. 333-220413**

Dear Mr. Maza:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2017 letter.

Amendment No. 2 to Form S-1

General

1. We note your revisions in response to prior comment 2. However, your amended filing continues to omit the number warrants, the number of shares underlying the warrants and the number of shares underlying the convertible preferred stock. We note that you have estimated the number of warrants based on a set price of $1.60 but you have not registered a number of shares based on this estimate. Additionally, you have not registered a number of shares issuable on conversion of the preferred shares and warrants. Rule 430A does not permit you to omit this information.

2.   We note that the number of common shares issuable on conversion of the Series E
        Preferred Stock is determined by dividing $___ by the Conversion Price. Please fill in
        the blank or disclose how this value will be determined. Similarly disclose how the
        warrant exercise price, Conversion Price and Set Price will be determined.

        Please contact Chris Edwards at (202) 551-6761 or Suzanne Hayes at (202) 551-3675
with any questions.

                                                        Division of Corporation Finance
                                                        Office of Healthcare & Insurance

cc: Richard A. Friedman